Exhibit 21

COMSovereign Holding Corp.

Direct or Indirect Subsidiaries

Name	Jurisdiction of Incorporation or Organization	Percentage Ownership
AZCOMS, LLC	Arizona	100%
Dragonwave Corp.	Delaware	100%
Dragonwave-X Canada, Inc.	British Columbia, Canada	95%
Dragonwave-X, LLC	Arizona	100%
Drone AFS Corp.	Nevada	100%
ComSovereign Corp.	Delaware	100%
Elitise LLC	Arizona	100%
InduraPower, Inc.	Delaware	100%
Innovation Digital, LLC	California	100%
Lextrum, Inc.	California	100%
Lighter Than Air Systems Corp. d/b/a Drone Aviation Corp.	Florida	100%
RVision, Inc.	Nevada	100%
Silver Bullet Technology, Inc.	Delaware	100%
Silver Bullet Technology, LLC	Delaware	100%
Sky Sapience Ltd.	Israel	100%
Sky Sovereign, Inc.	Nevada	100%
Skyline Partners Technology, LLC	Colorado	100%
Sovereign Engineering LLC	Arizona	100%
Sovereign Plastics, LLC	Colorado	100%
Spring Creek Manufacturing, Inc.	Colorado	100%
VEO Photonics, Inc.	California	100%
Virtual NetCom, LLC	Virginia	100%